EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements.

	Twelve Months ended June 30,
Dollar Amounts in Thousands	2009	2008	2007	2006	2005
	(a)	(a)	(a)	(a)	(a)

Ratio

Earnings
Add:
Pre-tax loss from continuing operations adjusted for minority interests	$(16,423)	$(32,759)	$(8,273)	$(6,710)	$(3,689)
Fixed charges (see below)	6,386	10,009	7,349	2,127	27
Less:
Capitalized interest	(1,406)	(2,463)	(303)	—	—
Pre-tax earnings to cover preferred stock dividend	(4,266)	(6,380)	(4,952)	—	—
Total Earnings	$(15,709)	$(31,593)	$(6,179)	$(4,583)	$(3,662)

Fixed Charges
Interest expensed (includes amortization)	$529	$935	$1,932	$2,098	$—
Interest capitalized	1,406	2,463	303	—	—
Estimate of interest within rental expense	185	231	162	29	27
Pre-tax earnings to cover preferred stock dividend - Preferred dividend / (1-36%)	4,266	6,380	4,952	—	—
Total Fixed Charges	$6,386	$10,009	$7,349	$2,127	$27

(a)

Since the registrant’s has recorded a loss for all periods shown above, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1, the Registrant must generate the following earnings for each period as shown below.

Earnings to increase ratio to 1:1	$22,095	$41,602	$13,528	$6,710	$3,689